Exhibit 99.2

ProQR Announces First Quarter 2025 Operating and Financial Results

●	Axiomer™ ADAR-mediated RNA editing pipeline advancing across liver and CNS programs, with CTA filing on track for Q2 2025 for lead program AX-0810 targeting NTCP for Cholestatic diseases
●	Strengthened leadership with appointments of Chief Financial Officer and Chief Medical Officer
●	€ 132.4 million cash and cash equivalents as of end Q1 providing runway into mid-2027, plus additional potential milestones from Lilly partnership

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 8, 2025 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer RNA editing technology platform, today reported its financial and operating results for the first quarter ended March 31, 2025, and provided a business update.

“ProQR entered 2025 in a position of strength, with solid fundamentals, a well-capitalized balance sheet, and a clear focus on execution,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We remain on track to submit the CTA for our lead RNA editing program, AX-0810 targeting NTCP for cholestatic diseases, in Q2 2025, with our first clinical data readout expected in Q4 – key milestones for our lead Axiomer pipeline program that we believe will drive significant value for stakeholders. I’m delighted that we further strengthened our leadership team with the recent appointments of Chief Financial Officer Dennis Hom and Chief Medical Officer Dr. Cristina Lopez Lopez, bringing deep financial and translational clinical development expertise to support ProQR’s next phase of growth.”

Recent Progress

●	In April, ProQR announced the appointments of Dennis Hom as Chief Financial Officer and Cristina Lopez Lopez, MD, PhD as Chief Medical Officer. These key leadership appointments support the advancement of the Company’s Axiomer platform technology and pipeline of RNA editing programs as it enters the clinical stage.
●	Advancing AX-0810 toward CTA filing, on track for Q2 2025. AX-0810 is ProQR’s lead Axiomer RNA editing pipeline program. By modulating NTCP, AX-0810 aims to reduce bile acid accumulation in hepatocytes and address the root cause of cholestatic liver diseases. The program remains on track for a Clinical Trial Application (CTA) filing in Q2 2025, with the initial clinical assessment planned in healthy volunteers.
●	In March, ProQR participated in the RNA Editing Gordon Research Conference in Lucca, Italy, presenting “Developing Axiomer™ RNA Editing Technology Towards Application in Liver and CNS Disease”.
●	Accepted scientific abstracts underscore ProQR’s leadership in RNA editing. ProQR will present multiple abstracts at the upcoming American Society of Gene & Cell Therapy (ASGCT) Annual Meeting, taking place May 13-17, 2025 in New Orleans. These presentations will highlight the Company’s proprietary Axiomer RNA editing platform and pipeline programs, including:
●	Oral Presentation (333): “ADAR-Mediated RNA Editing of SLC10A1 (NTCP) as a Therapeutic Approach to Reduce Liver Bile Acid Re-Uptake in Cholestatic Diseases”
●	Poster Presentation (AMA1324): “ADAR-Mediated RNA Editing-Based Correction of PNPLA3|148M Functionality to Address Hepatic Steatosis”
●	Poster Presentation (AMA1427): “ADAR-Mediated RNA Editing of Premature Termination Codon Results in Functional Correction in MECP2 for Rett Syndrome

Anticipated Upcoming Events

●	AX-0810 targeting NTCP for Cholestatic diseases
●	Q2 2025 Clinical Trial Application (CTA) submission
●	Q4 2025 first clinical target engagement and biomarker data in healthy volunteers
●	AX-2402 targeting MECP2 (R270X) for Rett Syndrome
●	2025 clinical candidate selection
●	2026 clinical trial initiation and topline data readout
●	AX-2911 targeting PNPLA3 for MASH
●	2025 clinical candidate selection
●	2026 clinical trial initiation and topline data readout
●	AX-1412 targeting B4GALT1 for Cardiovascular diseases
●	mid-2025 update on optimization for GalNAc delivery
●	Continue to execute on partnership with Eli Lilly and Company (Lilly), with potential data updates, milestone income from the existing partnership, and an option to exercise for an additional five targets for expansion to a total of 15 targets, which would result in a $50 million opt-in payment to ProQR.
●	ProQR may selectively form new partnerships, which could include multi-target discovery alliances, or product alliances on specific programs.

Financial Highlights

At March 31, 2025, ProQR held cash and cash equivalents of € 132.4 million, compared to
€ 149.4 million cash and cash equivalents at December 31, 2024. Net cash used in operating activities during the three-month period ended March 31, 2025 was € 15.8 million, compared to € 15.1 million for the same period last year. During the first quarter of 2025, the Company achieved a milestone in the collaboration agreement with Eli Lilly earning $1.0 million (€ 918,000).

Research and development (R&D) costs were € 12.3 million for the quarter ended March 31, 2025 compared to € 9.3 million for the same period last year.

General and administrative costs were € 3.2 million for the quarter ended March 31, 2025 compared to € 3.5 million for the same period last year.

Net loss for the three-month period ended March 31, 2025 was € 10.1 million, or € 0.10 per diluted share, compared to € 7.7 million, or € 0.09 per diluted share, for the same period last year. For further financial information for the period ended March 31, 2025, please refer to the Q1 financial report filing available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need.

Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the responsibilities, potential strengths and capabilities of our new leadership appointments, the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials, the anticipated timing of initial clinical data readouts across multiple programs in 2025 and 2026, and the filing of a CTA application for our lead program, AX-0810, in Q2 2025, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2025	2024
	€1,000	€1,000
Assets
Property, plant and equipment	13,608	14,113
Investments in financial assets	—	—
Non-current assets	13,608	14,113

Cash and cash equivalents	132,414	149,408
Prepayments and other receivables	5,137	3,747
Other taxes	530	690
Current assets	138,081	153,845
Total assets	151,689	167,958

Equity and liabilities
Equity
Equity attributable to owners of the Company	78,935	88,560
Total equity	78,935	88,560

Liabilities
Borrowings	—	—
Lease liabilities	10,738	11,067
Deferred income	28,299	29,429
Non-current liabilities	39,037	40,496

Borrowings	4,655	4,582
Lease liabilities	1,460	1,567
Derivative financial instruments	186	468
Trade payables	414	16
Social securities and other taxes	481	1,478
Deferred income	19,250	21,942
Other current liabilities	7,271	8,849
Current liabilities	33,717	38,902
Total liabilities	72,754	79,398

Total equity and liabilities	151,689	167,958

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2025	2024
	€1,000	€1,000
Revenue	4,519	4,450

Other income	222	210

Research and development costs	(12,323)	(9,283)
General and administrative costs	(3,234)	(3,452)
Total operating costs	(15,557)	(12,735)

Operating result	(10,816)	(8,075)
Finance income and expense	455	488
Results related to financial liabilities measured at fair value through profit or loss	282	(68)

Result before corporate income taxes	(10,079)	(7,655)
Income taxes	—	(3)

Result for the period	(10,079)	(7,658)
Other comprehensive income (foreign exchange differences on foreign operation)	(371)	191

Total comprehensive income	(10,450)	(7,467)

Result attributable to
Owners of the Company	(10,079)	(7,658)
Non-controlling interests	—	—
	(10,079)	(7,658)
Total comprehensive income attributable to
Owners of the Company	(10,450)	(7,467)
Non-controlling interests	—	—
	(10,450)	(7,467)

Share information
Weighted average number of shares outstanding[1]	105,296,833	81,571,028

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.10)	(0.09)
Diluted loss per share[1]	(0.10)	(0.09)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390	—	41,390
Result for the period	—	—	—	—	—	(7,658)	(7,658)	—	(7,658)
Other comprehensive income	—	—	—	—	191	—	191	—	191
Recognition of share-based payments	—	—	—	736	—	—	736	—	736
Treasury shares transferred	(307,627)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(40)	—	40	—	—	—
Share options exercised / RSUs vested	307,627	—	162	(278)	—	278	162	—	162

Balance at March 31, 2024	84,248,384	3,370	413,056	25,577	1,008	(408,190)	34,821	—	34,821

Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560	—	88,560
Result for the period	—	—	—	—	—	(10,079)	(10,079)	—	(10,079)
Other comprehensive income	—	—	—	—	(371)	—	(371)	—	(371)
Recognition of share-based payments	—	—	—	758	—	—	758	—	758
Treasury shares transferred	(130,436)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(826)	—	826	—	—	—
Share options exercised / RSUs vested	130,436	—	67	(180)	—	180	67	—	67

Balance at March 31, 2025	107,710,916	4,308	483,879	26,000	979	(436,231)	78,935	—	78,935

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,
	2025	2024
	€1,000	€1,000
Cash flows from operating activities
Net result	(10,079)	(7,658)
Adjustments for:
— Other income	(222)	—
— Depreciation	678	691
— Share-based compensation	758	736
— Financial income and expenses	(508)	(488)
— Results related to financial liabilities measured at fair value through profit or loss	(282)	68
— Income tax expenses	—	3

Changes in working capital	(6,721)	(9,224)
Cash used in operations	(16,376)	(15,872)

Corporate income tax paid	—	(3)
Interest received	788	932
Interest paid	(210)	(189)

Net cash used in operating activities	(15,798)	(15,132)

Cash flow from investing activities
Increase in financial asset - current	—	(17,000)
Purchases of property, plant and equipment	(224)	(732)

Net cash used in investing activities	(224)	(17,732)

Cash flow from financing activities
Proceeds from exercise of share options	67	162
Repayment of lease liability	(567)	(581)

Net cash used in financing activities	(500)	(419)

Net decrease in cash and cash equivalents	(16,522)	(33,283)

Currency effect cash and cash equivalents	(472)	71
Cash and cash equivalents at beginning of the period	149,408	118,925

Cash and cash equivalents at the end of the period	132,414	85,713